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FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. § 200.83

The entity requesting confidential treatment is:

Cognition Therapeutics, Inc.

2500 Westchester Ave.

Purchase, NY 10577

Attention: Lisa Ricciardi, President and Chief Executive Officer

Telephone: (917) 658-5789

July 29, 2021

VIA EDGAR AND OVERNIGHT MAIL

CONFIDENTIAL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Margaret Schwartz and Celeste Murphy

Re:	Cognition Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-257999 Filed on July 19, 2021

Ladies and Gentlemen:

On behalf of our client, Cognition Therapeutics, Inc. (the “Company”), we submit this supplemental letter (this “Letter”) to assist the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, originally submitted on a confidential basis by the Company to the Commission on May 7, 2021, as revised and submitted on a confidential basis on June 23, 2021, and as revised and filed on July 19, 2021 (the “Registration Statement”).

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to deliver a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and significant judgments and estimates—Stock-based compensation” and “—Common stock valuations” (“MD&A”) and appears on pages 78 through 92 of the Registration Statement.

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board”) and reflecting the input from the lead underwriters for its initial public offering (the “IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed Price”). The Company is currently anticipating implementing an approximate 1-for-[***] reverse stock split. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in a pre-effective amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s roadshow.

Stock Option Grants and Equity Awards Since January 1, 2019

The board of directors (the “Board”) of the Company, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors described in the Registration Statement. Set forth below in this Letter is a discussion of each valuation and option grant since January 1, 2019, along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed Price.

The following table summarizes the number of shares of the Company’s common stock underlying stock options granted, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock, to determine stock-based compensation expense for financial reporting purposes since January 1, 2019.

Grant Date	Number of Shares Underlying Option Grants and Equity Awards	Option Exercise Price per Share	Fair Value – Financial Reporting Purposes
April 24, 2019	297,000	$0.33	$0.33	(1)
May 23, 2019	1,190,477	$0.33	$0.33	(1)
May 30, 2019	564,663	$0.33	$0.33	(1)
August 30, 2019	130,000	$0.33	$0.33	(1)
September 29, 2019	147,500	$0.33	$0.33	(1)
October 7, 2019	423,497	$0.33	$0.33	(1)
November 1, 2019	20,000	$0.33	$0.33	(1)
January 22, 2020	4,000	$0.37	$0.37	(2)
February 24, 2020	2,000	$0.37	$0.37	(2)
February 27, 2020	237,500	$0.33	$0.37	(2)
March 9, 2020	52,000	$0.37	$0.37	(2)
March 23, 2020	65,000	$0.37	$0.37	(2)
April 20, 2020	60,000	$0.37	$0.37	(2)
June 1, 2020	2,898,686	$0.37	$0.37	(2)
June 28, 2020	107,750	$0.37	$0.37	(2)
August 14, 2020	135,000	$0.37	$0.37	(2)
October 1, 2020	272,871	$0.37	$0.37	(2)
October 22, 2020	135,000	$0.37	$0.37	(2)
November 30, 2020	60,000	$0.37	$0.37	(2)
February 8, 2021	15,000	$0.54	$0.54	(3)
February 23, 2021	165,000	$0.54	$0.54	(3)
April 13, 2021	12,500	$0.54	$0.54	(3)
May 31, 2021	25,000	$1.90	$1.90	(4)

(1)	Fair value determined for financial reporting purposes, based on the 2018 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations—2019 Option Grants” below.
(2)	Fair value determined for financial reporting purposes, based on the 2019 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations—2020 Option Grants” below.
(3)	Fair value determined for financial reporting purposes, based on the 2020 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations—2021 Option Grants” below.
(4)	Fair value determined for financial reporting purposes, based on the 2021 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations— Subsequent 2021 Option Grants” below.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

Historical Fair Value Determination and Methodology

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board also considered numerous objective and subjective factors described on pages 90 and 91 of the Registration Statement, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

In order to estimate the fair value of common stock used to price its option grants since January 1, 2019, the Company and the Board considered, among other things, contemporaneous valuations of the Company’s common stock prepared by an independent third-party valuation firm. These third-party valuations were performed consistent with the AICPA Practice Guide, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure, specifically the common stock.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

The Board and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from its third-party valuation expert. At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

The table below sets forth the fair value determinations of the Company’s common stock as provided by independent third-party valuation reports between December 31, 2018 and May 1, 2021 that were considered by the Board in making each of its fair value determinations:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share	Percentage Change in Fair Value Per Share from Prior Valuation Report
December 31, 2018	$0.33	-
December 31, 2019	$0.37	12.12%
December 31, 2020	$0.54	45.95%
May 1, 2021	$1.90	251.85%

The following describes the Board’s fair value determinations in further detail, including significant intervening corporate events.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATIONS

2019 Option Grants

The Company advises the Staff that the Board determined the fair value of the underlying shares of common stock for option awards granted on April 24, 2019, May 23, 2019, May 30, 2019, August 30, 2019, September 29, 2019, October 7, 2019, and November 1, 2019 (collectively, the “2019 Option Grants”) was $0.33 per share.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

December 31, 2018 Valuation

At the time of the 2019 Option Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party valuation firm (the “2018 Valuation Report”), which concluded that, as of December 31, 2018, the fair value of shares of the Company’s common stock was $0.33 per share. The exercise price of $0.33 was selected by the Board to align with the fair value of the Company’s common stock as of December 31, 2018, as set forth in the 2018 Valuation Report. In determining the fair value per share of common stock of the Company, the 2018 Valuation Report utilized the Valuation Approach and Equity Allocation Method Selected – Hybrid Method for four separate scenarios; (i) initial public offering – short term (the “IPO (Short Term) Scenario”), weighted at 5.0% probability, (ii) initial public offering – long term (the “IPO (Long Term) Scenario”), weighted at 5.0% probability, (iii) an option pricing model (“OPM”), weighted at 65.0% probability, and (iv) a dissolution scenario (the “Dissolution Scenario”), weighted at 25.0% probability. The fair value of shares of the Company’s common stock was the weighted average price of the four aforementioned scenarios. The IPO (Short Term) Scenario assumes a short term IPO scenario prior to the completion of the Company’s Phase 2 trials and the IPO (Long Term) Scenario assumes a longer term IPO scenario following the successful completion of the Company’s Phase II trials. The third-party independent valuation firm identified a number of recent IPO transactions as of the valuation date and compared the entire values of the newly public companies as of the valuation date and considered the stage of development, depth of clinical candidates in their product portfolios and the number of strategic partnerships and collaboration agreements and compared those attributes to that of the Company. With respect to the IPO (Short Term) Scenario, the third-party independent valuation firm calculated the Company’s projected enterprise value to be $150,000,000 and a weighted cost of capital of 40.0% was applied. Given that the common stock represented a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimate had to be made to account for the lack of liquidity of the common stock. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”). Following a DLOM adjustment of 20.0%, the fair value of the common stock as of December 31, 2018 under the IPO (Short Term) Scenario was determined to be $1.02 per share. For purposes of the IPO (Long Term) Scenario, the third-party independent valuation firm calculated the Company’s projected enterprise value to be $330,000,000, a weighted cost of capital of 40.0% was applied, and following a DLOM adjustment of 25.0%, the fair value per share of common stock of the Company as of December 31, 2018 was determined to be $0.94. The OPM Framework allocates a company’s market value of invested capital among various capital investors. The OPM takes into account the outstanding debt, the preferred shareholders liquidation preferences, participation rights, dividend policy and conversion rights to determine how the proceeds from a liquidity event will be distributed among the various ownership classes. For purposes of the OPM scenario, the third-party independent valuation firm calculated that Company’s concluded equity value to be $69,000,000 under the Market Approach, based on management’s best estimates of a liquidity event at such time, an estimated volatility of 80.0% was applied, using a 1.6 year estimated term to a liquidity event, and following a DLOM adjustment of 35.0%, the fair value of the common stock as of December 31, 2018 was $0.36. Finally, under the Dissolution Scenario, the fair value of the common stock as of December 31, 2018 was $0.00 and was assigned a 25.0% probability of occurrence due to the risk of potential failure exceeding the risk captured in the other scenarios. Based upon this analysis, and the aforementioned weighting of each scenario, the fair value per share of common stock of the Company was determined to be $0.33 per share.

At the time of each of the 2019 Option Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the 2018 Valuation Report, which concluded that, as of December 31, 2018, the fair value of shares of the Company’s common stock was $0.33 per share. At the time of the 2019 Option Grants, the Board determined that there were no material changes in the Company’s business since December 31, 2018, or in the assumptions upon which the 2018 Valuation Report was based, that had affected the fair value of its shares of common stock.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

2020 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on January 22, 2020, February 24, 2020, February 27, 2020, March 9, 2020, March 23, 2020, April 20, 2020, June 1, 2020, June 28, 2020, August 14, 2020, October 1, 2020, October 22, 2020 and November 30, 2020 (collectively, the “2020 Option Grants”) was $0.37 per share.

December 31, 2019 Valuation

The Company received an updated valuation report from its third-party independent valuation firm (the “2019 Valuation Report”), which concluded that, as of December 31, 2019, the fair value of shares of the Company’s common stock was $0.37 per share. In determining the fair value per share of common stock of the Company, the 2019 the Valuation Approach and Equity Allocation Method Selected – Hybrid Method, for four separate scenarios; (i) an IPO (Short Term) Scenario, weighted at 5.0% probability, (ii) and IPO (Long Term) Scenario, weighted at 5.0% probability, (iii) an OPM, weighted at 65.0% probability, and (iv) the Dissolution Scenario, weighted at 25.0% probability, all in each case as described in detail above. The fair value of shares of the common stock was the weighted average price of the four aforementioned scenarios. For purposes of the IPO (Short Term) Scenario, the third-party independent valuation firm calculated the Company’s projected enterprise value to be $150,000,000, a weighted cost of capital of 40.0% was applied, and following a DLOM adjustment of 15.0%, the fair value per share of common stock of the Company as of December 31, 2019 was determined to be $1.46 per share. For purposes of the IPO (Long Term) Scenario, the third-party independent valuation firm calculated the Company’s projected enterprise value of $330,000,000, a weighted cost of capital of 40.0% was applied, and following a DLOM adjustment of 25.0%, the fair value per share of common stock of the Company as of December 31, 2019 was determined to be $1.02 per share. For purposes of the OPM scenario, the third-party independent valuation firm calculated that Company’s concluded equity value was $79,700,000 under the Market Approach, an estimated volatility of 76.0%, a 1.6 year estimated term to a liquidity event, and following a DLOM adjustment of 35.0%, the fair value of the common stock as of December 31, 2019 was $0.38. Finally, under the Dissolution Scenario, the fair value of the common stock as of December 31, 2019 was $0.00. Based upon this analysis, and the aforementioned weighting of each scenario, the fair value per share of common stock of the Company was determined to be $0.37 per share.

At the time of each of the 2020 Option Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the 2019 Valuation Report, which concluded that, as of December 31, 2019, the fair value of shares of the Company’s common stock was $0.37 per share. At the time of each of the 2020 Option Grants, the Board determined that there were no material changes in the Company’s business since December 31, 2019, or in the assumptions upon which the 2019 Valuation Report was based, that had affected the fair value of its shares of common stock.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

2021 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on February 8, 2021, February 23, 2021, and April 13, 2021 (collectively, the “2021 Option Grants”) was $0.54 per share.

December 31, 2020 Valuation

The Company received an updated valuation report from its third-party independent valuation firm (the “2020 Valuation Report”), which concluded that, as of December 31, 2020, the fair value of shares of the Company’s common stock was $0.54 per share. The third-party independent valuation firm used the expected compound method, a market approach, to value the Company because of the lack of meaningful financial statistics to apply a traditional revenue or earnings before interest, taxes, depreciation and amortization, net income and/or tangible book value. This methodology focuses on comparing the Company’s research and development pipeline to the clinical research and development pipelines of comparable publicly traded entities. The 2020 Valuation Report applied a 100% weighting to the expected compound method. A value per compound of $660,000,000 was estimated based on the analysis of the research and development pipeline of the comparable publicly traded entities, and then a probability of a technical success factor was applied to the Company’s pipeline to arrive at the expected number of compounds of 0.15, and together with the $660,000,000 value per compound multiple, the Company estimated a total enterprise value of $99,000,000 million, plus cash and cash equivalents of $5,187,799, resulting in market value of invested capital of the Company of $104,187,799. After the value of the Company was determined, it was allocated among the various share classes through the OPM framework, as described in detail above. For purposes of the 2020 Valuation Report, the third-party independent valuation firm calculated the Company’s adjusted market value of invested capital of $104,188,000, an estimated probability weighted time of exit of two years, based on management’s best estimates of a liquidity event at such time, an estimated volatility of 90.0% was applied, and following a DLOM adjustment of 40.0%, the fair value of the Company’s common stock as of December 31, 2020 was determined to be $0.54 per share.

At the time of each of the 2021 Option Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the 2020 Valuation Report, which concluded that, as of December 31, 2021, the fair value of shares of the Company’s common stock was $0.54 per share. At the time of each of the 2020 Option Grants, the Board determined that there were no material changes in the Company’s business since December 31, 2020, or in the assumptions upon which the 2020 Valuation Report was based, that had affected the fair value of its shares of common stock.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

Subsequent 2021 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on May 31, 2021, (the “Subsequent 2021 Option Grants”) was $1.90 per share.

May 1, 2021 Valuation

The Company received an updated valuation report from its third-party independent valuation firm (the “2021 Valuation Report”), which concluded that, as of May 1, 2021, the fair value of shares of the Company’s common stock was $1.90 per share. In determining the fair value per share of common stock of the Company, the 2021 Valuation Report utilized an OPM framework, as discussed in detail above, for three separate scenarios; (i) an initial public offering, weighted at 50.0% probability, and (ii) an OPM, weighted at 50.0% probability.

For purposes of the initial public offering scenario, the third-party independent valuation firm calculated the Company’s projected enterprise value of $250,000,000, a weighted cost of capital of 25.0% was applied, and following a DLOM adjustment of 8.6%, the fair value per share of common stock as of December 31, 2020 was determined to be $3.09 per share. With respect to the OPM scenario, the third-party independent valuation firm calculated that Company’s concluded equity value to be $120,800,000 under the Market Approach, based on management’s best estimates of a liquidity event at such time, an estimated volatility of 87.0% was applied, a 2.0 year estimated term to a liquidity event, and following and a DLOM adjustment of 30.0%, the fair value of the common stock at May 1, 2021 was $0.70. Based upon this analysis, and the aforementioned weighting of each scenario, the fair value per share of common stock of the Company was determined to be $1.90 per share.

At the time of each of the 2021 Option Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the 2021 Valuation Report, which concluded that, as of May 1, 2021, the fair value of shares of the Company’s common stock was $1.90 per share. At the time of each of the 2021 Option Grants, the Board determined that there were no material changes in the Company’s business since May 1, 2021, or in the assumptions upon which the 2021 Valuation Report was based, that had affected the fair value of its shares of common stock.

Preliminary Price Range

As noted above, the Preliminary Price Range is $[***] to $[***] per share, with a Preliminary Assumed Price of approximately $[***] per share. The foregoing prices per share do not take into account a reverse stock split that the Company expects to effect and disclose in a pre-effective amendment to the Registration Statement.

The Preliminary Price Range was derived using a combination of valuation methodologies and consideration of a variety of factors, including: (a) a comparison of public companies at a similar stage of development; (b) an analysis of the current step-ups from the last private rounds of financing and typical valuation ranges seen in recent initial public offerings for preclinical-stage biotechnology companies; (c) developments in the Company’s business; (d) input received from the Company’s “testing the waters meetings;” (e) the conversion of the Company’s preferred stock immediately prior to the closing of the IPO and the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock; (f) the receipt of proceeds from the IPO resulting in the strengthening of the Company’s balance sheet; (g)  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; (h) the Company’s ability to access the public company debt and equity markets as a result of the IPO; (i) an assumption that there would be a receptive public trading market for preclinical-stage biotechnology companies such as the Company; and (j) an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary Price Range) (in millions, except per share data).

		Low-End		Mid-Point		High-End
Pre-Offering Equity Value	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share (pre-split)	$	[***]	$	[***]	$	[***]
Pre-Offering Equity Value Per Share (post-split)	$	[***]	$	[***]	$	[***]

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock or the existence of more senior preferred stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board and the underwriters.

Comparison of Preliminary Price Range and Historical Grant Date Fair Value Per Share

For equity awards since December 31, 2019, there are a number of factors that account for the increase in the Preliminary Price Range over the applicable grant date fair value used for determining stock-based compensation. For purposes of the fair value determinations, the increases were primarily due to the Board’s consideration of the objective and subjective factors described on pages 90 and 91 of the Registration Statement and changes in the estimated equity value of the Company at the time of IPO and the probability and timing of the IPO, including the Board’s consideration of recent favorable developments in the Company’s business.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide. The application of the OPM valuation methodology accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary Price Range. In particular, because the methodologies employed in the 2018 Valuation Report, the 2020 Valuation Report and the 2021 Valuation Report utilized a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternate future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (e.g., dissolution scenarios), (ii) the discount for lack of marketability, and (iii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected future business values (discounted to present value) from the early merger or delayed exit scenarios nor discounted for a lack of marketability.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission
July 29, 2021

CONFIDENTIAL TREATMENT REQUESTED BY COGNITION THERAPEUTICS, INC.

Conclusion

In conclusion, the Company respectfully submits that the differences between the Preliminary Price Range and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (215) 981-4331 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Rachael M. Bushey, Esq.

Rachael M. Bushey, Esq.

cc:	Via E-mail Lisa Ricciardi, Cognition Therapeutics, Inc. Rachael M. Bushey, Esq., Troutman Pepper Hamilton Sanders LLP Joseph Walsh, Esq., Troutman Pepper Hamilton Sanders LLP

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”